Exhibit 99.2
Management Discussion and Analysis
JED Oil Inc. and Subsidiaries
December 31, 2007
(In United States Dollars)

MANAGEMENT’S DISCUSSION AND ANALYSIS
The following management discussion and analysis is as of March 27, 2008 and should be read in conjunction with the audited consolidated financial statements of JED Oil Inc. (“JED” or the “Company”) for the years ended December 31, 2007 and 2006, together with accompanying notes. Additional information relating to the Company, including the Company’s Annual Information Form (“AIF”), can be found on the SEDAR website at www.sedar.com.
Discussion with regard to JED’s 2008 outlook is based on currently available information. All amounts are stated in United States dollars except where otherwise indicated. The financial data presented below has been prepared in accordance with United States generally accepted accounting principles (GAAP). The reporting currency is the United States dollar and the functional currency is the Canadian dollar.
The term barrels of oil equivalent (BOE) may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 thousand cubic feet (mcf) equals 1 barrel (bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. All BOE conversion in this report are derived by converting gas to oil in the ratio of six thousand cubic feet of gas to one barrel of oil.
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This annual report includes forward looking statements. All statements other than statements of historical facts contained in this annual report, including statements regarding our future financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect” and similar expressions, as they relate to us, are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions described elsewhere in this MD&A.
Other sections of this MD&A may include additional factors, which could adversely affect our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.
Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements.
We undertake no obligation to update publicly or revise any forward-looking statements except as required by law. Furthermore, the forward-looking statements contained in this annual report are made as of the date of this report, and we undertake no obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise except as required by law. The forward-looking statements in this annual report are expressly qualified by this cautionary statement.

GOING CONCERN UNCERTAINTY
The accompanying consolidated financial statements have been prepared on a going concern basis which presumes that JED Oil Inc. (the “Company” or “JED”) will be able to realize assets and discharge liabilities in the normal course of business for the foreseeable future.
During the year ended December 31, 2007, the Company generated a net income of $10,539,797 (2006 — net loss of, $74,152,821) and recorded a negative cash flow from operating activities of $503,405 (2006 — negative cash flow of $4,927,696). The gain on sale of petroleum and natural gas properties of $12,301,908 was primarily responsible for the net income for the year ended December 31, 2007.
At December 31, 2007, JED had a consolidated working capital deficiency of $48,996,421 (December 31, 2006 — $3,033,553) and a stockholder’s deficiency of $16,061,026 (December 31, 2006 — $42,250,864). The Company’s large working capital deficiency and change in working capital from the prior year are as a result of the Convertible Note Payable becoming current during the year. The Company requires additional funds to maintain operations and discharge liabilities as they become due, as further discussed below. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The gain on sale of petroleum and natural gas properties and issues of common shares relating to the purchase of Caribou Resources Corp. during 2007 has significantly reduced the stockholder’s deficiency. The Company settled a contract for drilling services during the year ended December 31, 2007, that resulted in a loss of $1,931,327 and a payment by the drilling contractor to JED Oil Inc. of an equal amount in cash. In the previous year, as at December 31, 2006, the Company had recorded significant non-cash write-downs of its petroleum and natural gas assets totaling $49,570,895 relating to impairments of Canadian assets and $16,444,640 relating to impairments of U.S. assets. These substantial losses in 2006 have contributed to an accumulated deficit of $73,353,000 at December 31, 2007 (December 31, 2006 — $85,321,927). There were no write-downs required for 2007.
The holders of the Company’s 10% Senior Subordinated Convertible Notes have agreed to restructure the Notes and provide for their redemption. Under the terms of the agreement, the company has until May 15, 2008 to complete the credit facility offered by a Canadian Chartered Bank of approximately $32 million. Net proceeds from the loan facility will be used to repay approximately $26 million of the outstanding notes plus accrued interest, an extension fee, and to reduce the working capital deficiency. Notes in the amount of approximately $14 million will be amended or replaced and an additional note in the amount of $4 million will be issued for cash which will be applied to the working capital deficiency. These notes will pay interest quarterly at a rate of 12% per annum and be convertible into common shares of JED at an exercise price of $1.25 per share. Approximately $11 million of the Notes will have a maturity date of 1 year from the date of closing and Notes totaling approximately $7 million will mature 2 years from the closing date.
Preferred shareholders of the Company have agreed to an extension to the redemption date of their shares from February 1, 2008 to February 1, 2010 and have received a reduced conversion price to acquire common shares at $3.50 per share over that period. The agreement reduces the Company’s current cash requirement to redeem the preferred shares by $28,760,000 until 2010.
In a letter dated April 12, 2007, the Company received notification from the American Stock Exchange (“AMEX”) that at December 31, 2006, the Company was not in compliance with Section 1003(a)(i) of the AMEX Company Guide. This section requires that a listed company must have either $2,000,000 in shareholders’ equity or not have sustained losses from continuing operations or net losses in two out of three of its most recent fiscal years. The Company submitted a detailed plan to AMEX on May 22, 2007 outlining the steps it has taken and will take to bring the Company back into compliance no later than October 13, 2008. The plan has been approved by the AMEX Listings Qualifications Department and the Company will continue its listing during the plan period of up to 18 months, subject to periodic review. In the event that the Company does not make progress towards compliance consistent with its approved plan, or is not in compliance at the end of the plan period, the Company may be subject to delisting proceedings by AMEX. Compliance may be achieved through the Company either showing profits from continuing operations and a net profit for fiscal 2007 or by increasing shareholders’ equity to at least $2,000,000.
Milestones in the plan submitted to AMEX that have been achieved include the sale of petroleum and natural gas properties which was completed June 8, 2007, the acquisition of Caribou Resources Corp. which was closed on July 31, 2007, and the renegotiation of the terms of the preferred shares to extend the redemption provision to February 1, 2010 which was approved by the shareholders on July 30, 2007. The Company also completed drilling it had proposed in the plan and returned to profitability for the fourth quarter and the year ended December 31, 2007. The refinancing of the 10% Senior Subordinated Convertible Notes also fulfills a milestone within the Company’s plan. The Company must remain profitable in 2008 as a further milestone to be accomplished.
These consolidated financial statements do not include any adjustments relating to the recoverability or classification of assets or the amounts or classification of liabilities that might be necessary should the Company be unable to continue as a going concern.
OVERVIEW
The most significant event during 2007 was the acquisition of Caribou Resources Corp. which was completed in the third quarter. Funds were provided mainly through the sale of the North Ferrier and Sousa properties in Alberta as well as by the issuance of approximately 8,853,000 common shares of JED. The acquisition was completed on July 31, 2007 and the operations of Caribou have been included in the consolidated statements of operations from that date forward. Caribou is a wholly-owned subsidiary of JED and its name has been changed effective August 1, 2007 to JED Production Inc. The acquisition was accounted for as a business combination using the purchase price method of accounting. The fair market value of the liabilities assumed has been adjusted to equal the value of the consideration paid. Prior to the acquisition, Caribou had filed for protection under the Canadian Companies’ Creditors Arrangement Act (Canada) (“CCAA”) and therefore the acquisition was completed under plans of arrangement pursuant to the Business Corporations Act (Alberta) and the CCAA.
The Company had an active fourth quarter of 2007 with the implementation of its strategy of growth through the development of its Northern Alberta properties. The Company’s production for the fourth quarter of 2007 averaged 1,005 BOE/d compared to 1,278 BOE/d in the same quarter of 2006, and 907 BOE/d for the year 2007 compared to 1,659 BOE/d in 2006. Production is lower overall due to the sale of North Ferrier and Sousa assets in 2007. Production from the purchased assets has been increased substantially in late December due to the drilling program that began in late November 2007. The Company’s production exit rate at the end of 2007 was 2,108 BOE/d. The initial capital program will extend through the first quarter of 2008.
Revenue has declined in 2007 compared to 2006 due to the result of significant asset sales in the fourth quarter of 2006 that impacted 2007 production, additional sales in the second quarter of 2007 and normal production declines. The impact of these sales were partially offset by the purchase of Caribou’s assets. It is expected that 2008 will see a significant increase in revenue as a result of the drilling program, as wells come on-stream from those efforts.
The holders of the Company’s 10% Senior Subordinated Convertible Notes have agreed to restructure the Notes and provide for their redemption. Under the terms of the agreement, the company has until May 15, 2008 to complete the credit facility offered by a Canadian Chartered Bank of approximately $32 million. Net proceeds from the loan facility will be used to repay approximately $26 million of the outstanding notes plus accrued interest, an extension fee, and to reduce the working capital deficiency. Notes in the amount of approximately $14 million will be amended or replaced and an additional note in the amount of $4 million will be issued for cash which will be applied to the working capital deficiency. These notes will pay interest quarterly at a rate of 12% per annum and be convertible into common shares of JED at an exercise price of $1.25 per share. Approximately $11 million of the Notes will have a maturity date of 1 year from the date of closing and Notes totaling approximately $7 million will mature 2 years from the closing date. The refinancing of the Notes fulfills a milestone in the Company’s plan filed with the American Stock Exchange to satisfy its deficiency under the Exchange’s continued listing requirements.

SELECTED ANNUAL INFORMATION
(in thousand’s, except per share data)

	2007	2006	2005

Revenue, before royalties	$14,859	$25,253	$9,659
Cash provided by (used in) operations	$503	$(4,928)	$2,812
Net income (loss) applicable to common stockholders	$11,969	$(77,558)	$1,143
Net income (loss) per share — basic	$0.64	$(5.21)	$0.08
Net income (loss) per share — diluted	$0.64	$(5.21)	$0.07
Capital expenditures	$26,234	$76,984	$43,708
Working capital (deficiency)	$(48,996)	($3,034)	($3,616)
Total assets	$79,616	$36,016	$75,719
Total long-term liabilities	$4,793	$40,989	$21,401
Production (BOE/d)	907	1,659	631

OPERATIONS SUMMARY
(in thousand’s, except percentages and per share data)

		2007			2006

	$	$/BOE	%	$	$/BOE	%

Petroleum and natural gas revenue	14,859	44.88	95.5	25,253	41.71	99.6
Interest	707	2.14	4.5	112	0.18	0.4

Total revenue	15,566	47.02	100.0	25,365	41.90	100.0
Royalties, net of ARTC	255	0.77	1.6	4,651	7.68	18.4
Production costs	4,284	12.94	27.5	4,725	7.80	18.6

Field netback (1)	11,027	33.31	70.8	15,989	26.41	63.0
General and administrative(2)	4,610	13.93	29.6	4,028	6.65	15.9
Interest on convertible note and revolving loan	3,529	10.66	22.7	4,495	7.42	17.7

Funds from operations (1)	2,887	8.72	18.5	7,466	12.33	29.4
Stock based compensation	821	2.48	5.3	632	1.04	2.5
Amortization of deferred finance costs	1,736	5.24	11.2	921	1.52	3.6
Depletion, depreciation and accretion	7,366	22.25	47.3	79,011	130.50	311.5
Foreign exchange (gain) loss	(7,008)	(21.17)	(45.0)	1,055	1.74	4.2
(Gain) on sale and settlements	(10,567)	(31.92)	(67.9)	—	—	—

Net income (loss)	10,540	31.84	67.7	(74,153)	(122.47)	(292.3)

Preferred share dividends	(2,775)	(8.38)	(17.8)	(1,655)	(2.73)	(6.5)

Amortization of preferred share issuance costs	(540)	(1.63)	(3.5)	(299)	(0.49)	(1.18)

Foreign exchange gain (loss) on preferred shares	4,744	14.33	30.5	(1,451)	(2.40)	(5.72)

Net income (loss) applicable to common stockholders	11,969	36.15	76.9	(77,558)	(128.09)	(305.8)

(1)	Both field netback and funds from operations are non-GAAP measures and may not be comparable to the calculation of similar measures for other entities. Field netback is defined as total revenues less field related costs including royalties, net of ARTC, and production costs.

(2)	General and administrative expense is shown net of stock based compensation expense.

PRODUCTION AND REVENUE
(in thousand’s except for percentages, volumes and per unit amounts)

	2007	2006	Change

Production
Crude oil and natural gas liquids (bbl/d)	311	635	(51%)
Natural gas (mcf/d)	3,577	6,144	(42%)

Oil equivalent (BOE/d)	907	1,659	(45%)

Production Revenue
Crude oil and natural gas liquids	$6,683	$11,785	(43%)
Natural gas (mcf/d)	$8,176	$13,468	(39%)

Production revenue	$14,859	$25,253	(41%)

Average Prices
Crude oil and natural gas liquids ($/bbl)	$58.87	$50.87	16%
Natural gas ($/mcf)	$6.26	$6.01	4%

Oil equivalent ($/BOE)	$44.88	$41.71	8%

Production increased 20% from the third quarter to the fourth quarter of 2007 but shows a decline of 21% in the fourth quarter of 2007 compared to the same quarter of 2006. As noted previously the sale of assets in late 2006 and early 2007 and natural declines, offset partially by the purchase of Caribou’s assets in mid 2007 led to the year to year decreases. The increase from the previous quarter is due to the difference in the date of purchase of the Caribou assets versus the sale of the Ferrier property. In the third quarter, the Company lost a month’s revenue from the Ferrier properties while the Caribou purchase was not effective until July 31, 2007.
In 2007, JED continued its development of its West Ferrier property in addition to assessing and evaluating of the assets associated with the Caribou Resources Corp. acquisition.
JED’s development of the West Ferrier property targeted liquids rich natural gas from the Ellerslie and Rock Creek formations. JED drilled 3 wells (2.4 net) resulting in one producing Ellerslie gas well (0.8 net) and 2 standing Ellerslie/Rock Creek wells (1.6 net). Production from the two producing West Ferrier wells as of December 31 2007 is 100 BOE/d (79BOE/d net). JED is currently considering offers for the West Ferrier assets as part of a plan to generate funds that would be re-invested into further drilling activity.
In Northern Alberta, JED, through its wholly owned subsidiary JED Production Inc. conducted a thorough geological review of the assets associated with the Caribou Resources acquisition. The company formulated an aggressive development plan to exploit what it believed to be overlooked oil production potential in a time of high and increasing oil prices. The successful workover of an existing well at Marlowe North was followed by an aggressive drilling program resulting in 3 (2.85 net) producing Keg River oil wells. The company also continued development at Marlowe West by drilling 3 wells (2.85 net) resulting in 2 (1.9 net) Keg River Oil wells and 1 (0.95 net) standing Keg River oil well.
All four Marlowe North wells were placed on production in Q4 and as of Dec. 31, 2007 were contributing an additional 1154 BOE/d. Completion, testing, and tie-in of the wells located at Marlowe North was completed in Q1 of 2008.
Petroleum and natural gas revenue during the fourth quarter of 2007 increased 57% from the previous quarter and was 3% lower than the same quarter in 2006. The changes in revenues are primarily due to the changes in volumes during those periods, as well as, the increase in oil prices and the Company’s mix of oil versus natural gas.
The Company currently has no derivative financial or physical delivery contracts in place and did not have any in place throughout 2007 or 2006.

During 2006 JED drilled 16 wells (9.6 net) with 100% success encountering gas in the liquids rich Ellerslie and Rock Creek Formations for a total of 25 (15.9 net) wells in Ferrier. A compression facility was also constructed in 2006 in this area and four sections of land were purchased at an Alberta Crown land sale. In the property swap with Enterra effective July 1, 2006, JED acquired additional assets in Ferrier. Prior to the property swap with Enterra, JED had the option to earn a 70% working interest per spacing unit by paying 100% of the drilling, completion and tie-in costs under a farm-in from Enterra on 35,877 acres of land. Effective November 1, 2006, JED sold its assets in East Ferrier, because they lacked the parameters for upside that JED is targeting. At December 31, 2006, JED held interests in 20 wells (18.75 net) in North Ferrier, with an additional 4 to 6 possible drilling locations. JED is currently considering offers for the North Ferrier assets as part of a plan to generate funds that would be reinvested into further drilling activity.
The Company also developed a property in north eastern British Columbia in the Desan area. JED drilled 6 wells resulting in 4 producing wells (net 2.8). The assets were sold as part of the swap agreement with Enterra.
JED Oil (USA) Inc. was also active during 2006 in North Dakota and Wyoming through farm-in agreements with JMG Exploration Inc. (“JMG”). JED started drilling the North Dakota Midale zone play in early 2006 as a follow up to an offsetting exploratory Midale horizontal well drilled by JMG in late 2005. During 2006 JED drilled 4 (1.8 net) Midale horizontal wells. The area has year round drilling access. The Wyoming property in the Pinedale area was very disappointing given its location. The property is adjacent to a large productive hydrocarbon pool and wells in the area are expensive to drill. The Company encountered water on its first drilling location which hampered production.
The Company had a 70% interest under farm-in from JMG, Inc. (a related party) in one North Dakota Bakken zone horizontal well offsetting an exploratory discovery well drilled by JMG. The well was put on production in January, 2006. Effective October 1, 2006, JMG sold its Bakken assets and JED USA sold its interest in the well to the same buyer.
JED Oil (USA) Inc. also drilled 2 natural gas wells (net 1.1) in the Pinedale area of Wyoming and put them on production during 2006 as part of a farm-in arrangement with JMG.
ROYALTIES
(in thousand’s except BOE amounts)

	2007		2006

	$	$/BOE	$	$/BOE

Crown royalties	(13)	(0.04)	4,132	6.82
Other royalties	268	0.81	960	1.59

Gross royalties	255	0.77	5,092	8.41
Alberta Royalty Tax Credit (ARTC)	—	—	(441)	(0.73)

Net royalties	255	0.77	4,651	7.68

Gross Royalties on a barrel of oil equivalent basis declined substantially from 2006 due to production and revenue reductions during the year. The Company applied for and received gas cost allowances that reduced royalties owed for the year. Crown royalties per BOE were eliminated due the impact of the gas cost allowance credits.
PRODUCTION EXPENSES
(in thousand’s except for percentages and BOE amounts)

	2007	2006	Change

Production expenses	$4,284	$4,725	(9%)

Production expenses per boe	$12.94	$7.80	66%

Production expenses, which include transportation costs, increased 66% to $12.94 per BOE from $7.80 per BOE in 2006. The increase per BOE is attributed to the mix of assets that JED had in 2007 with an increase in Northern Alberta assets which have much higher production costs.
Production expenses for the fourth quarter of 2007 were $2.2 million or $23.79 per BOE compared with $0.8 million and $13.82 per BOE in the fourth quarter of 2006. The increase reflects the high production costs relating to the gas properties in northern Alberta. The Company estimates that production costs per BOE will be significantly reduced once the impact of new oil production from those assets is felt.
GENERAL AND ADMINISTRATIVE EXPENSES
(in thousand’s except for percentages and BOE amounts)

	2007	$/BOE	2006	$/BOE

Gross general and administrative expense	$6,095	$18.41	$6,457	$10.67
Overhead recoveries and capitalized general and administrative	(664)	(2.01)	$(1,797)	$(2.97)

General and administrative expenses, net of recovered amounts	$5,431	$16.41	$4,660	$7.70

Gross general and administrative expenses (“G&A”), decreased by 6% in 2007 when compared to 2006. On a per BOE basis net G&A costs increased by 213% mainly due to lower production in 2007. The Company did not have an equivalent level of recovery of costs as it did in 2006. The first quarter of 2007 also had higher G&A costs due to transitional costs of reducing staff and moving the head office to Didsbury, Alberta.
STOCK-BASED COMPENSATION
Stock-based compensation increased 30% in 2007 to approximately $820,000 compared to approximately $632,000 in 2006. The increase in expense was due to the impact of forfeiture adjustments.
Stock-based compensation related to the issue of stock options is amortized over the vesting period of 3 years.
DEFERRED FINANCING COSTS
Costs incurred in the issuance of debt are capitalized and amortized over the life of the debt instrument.
FOREIGN EXCHANGE
The strengthening of the Canadian dollar against the US dollar in 2007 has resulted in large unrealized gains on foreign exchange. The total foreign exchange gain in 2007 was $7.0 million compared to a loss of $1.1 million in 2006.
DEPLETION, DEPRECIATION AND ACCRETION
Depletion is determined on the unit-of-production method based on estimated gross proved reserves at constant prices and costs as determined by independent engineers. Costs of unproven properties, seismic and undeveloped land, net of impairments, are excluded from the depletion calculation and future capital costs associated with proved undeveloped reserves are included. The large decrease in depletion, depreciation, and accretion for the year 2007 versus the prior year 2006 is a result of production differences explained previously and a large ceiling test write-down in 2006. The ceiling test write-downs reduced the capitalized costs included in the depletion calculation which in turn reduced the expense amount recognized in 2007.
The Company recognizes an asset retirement obligation “ARO” associated with the retirement of tangible long-lived assets as a liability in the period in which it is incurred and becomes determinable, with an offsetting increase in the carrying amount of the associated asset. The cost of the tangible asset, including the initially recognized ARO is depleted such that the cost of the ARO is recognized over the useful life of the asset. The ARO is recorded at fair value and accretion expense is recognized over time as the discounted liability is accreted to its expected settlement value.
The provision for asset retirement obligations are determined by management in consultation with the Company’s independent engineers and are based on prevailing regulations, costs, technology and industry standards. The estimated present value of the Company’s asset retirement obligation is $4.8 million (2006 — $1.2 million) based on an estimated cost of $7.8 million (2006 — 1.9 million), determined using a credit adjusted risk free interest rate of 8.0% and an inflation rate of 2%. These obligations will be settled at the end of the estimated useful lives underlying the assets, which currently extend up to 14 years into the future. Current expenditures for actual abandonment and site restoration in 2007 were $0.3 million (2006 — $nil).
For the fourth quarter of 2007, depletion, depreciation and accretion expense was $1.6 million compared with $5.1 million in the fourth quarter of 2006. The decrease is due to decreased production for the period and lower capital costs of new reserves.
INTEREST EXPENSE
Interest expense for 2007 is lower than in 2006 at $3.5 million versus $4.5 million a year earlier. The Company had the convertible notes outstanding for the full year with very little of its arranged line of credit outstanding in 2007. In 2006 the Company had significant lines of credit outstanding but only $20 million of convertible notes until it increased the convertible notes outstanding from $20 million to roughly $40 million in June 2006.
Interest incurred in the fourth quarter of 2007 amounted to $1.0 million compared to $1.8 million in the fourth quarter of 2006 when the Company had both convertible notes and bank lines outstanding.
INCOME TAXES
The Company has recorded no current or future income taxes, capital taxes or other taxes for the years 2007 and 2006. The Company has non-capital losses in Canada for income tax purposes totaling approximately $12.9 million that are available for application against future taxable income and will expire between the years 2012 and 2027.
The Company incurred non-capital losses in the United States for income tax purposes for the years 2007, 2006 and 2005 totaling approximately $15.1 million that are available against future taxable income and will expire between the years 2025 and 2026.
NET INCOME (LOSS)
(in thousand’s except for per share amounts)

	2007	2006

Net income (loss) applicable to common stockholders	$11,969	$(77,558)
Net income (loss) — per basic share (1)	$0.64	$(5.21)
Net income (loss) — per diluted share (1)	$0.64	$(5.21)
Weighted average shares outstanding — basic (1)	18,682	14,873
Weighted average shares outstanding — diluted (1)	18,682	14,873

(1)	Per share information and weighted average shares outstanding have been adjusted to reflect the 3-for-2 stock split that occurred on October 12, 2005.
Net income increased by $89.6 million from a $77.7 million net loss in 2006 to a net income of $12.0 million in 2007. The large ceiling test write-downs in 2006 were the largest single cause of the variance making up over $66 million of the amount. In addition the Company recorded a gain on the sale of properties of $12.3 million in 2007.
Net income per share improved to $0.64 per share versus a loss of $(5.21) per share in 2006.

LIQUIDITY AND CAPITAL RESOURCES
The Company added a going concern uncertainty note in the financial statements in 2006 and has retained the note for the current period. The Company has a large working capital deficiency primarily from the notes coming due within the year, as well as a stockholder’s deficiency as a result of operations. The Company no longer has a revolving facility with its bank due to the sale of many of its assets during the year and the impending maturity of its convertible notes.
The Company entered into a $20,000,000 Convertible Subordinated Note Agreement with a qualified investor limited partnership in August 2005. The convertible note bore interest at a rate of 10% per annum payable in quarterly payments commencing on November 1, 2005; the note was redeemable on February 1, 2008. The note was convertible at the holder’s option into 1,000,000 common shares of the Company at a value of $20 per share.
In May 2006, the Company offered the holders of the notes an opportunity to convert their debt at a revised conversion price of $17.50 per share. On May 17 and 19, holders of $100,000 and $900,000 of the principal balance converted their holdings for 5,714 and 51,428 common shares respectively.
On May 24, 2006 $5,765,000 of the face value of the August 3, 2005 note was replaced with the Amended and Restated Convertible Note. The Amended and Restated Convertible Note Payable bears interest at a rate of 10% per annum payable in quarterly instalments commencing on June 30, 2006. The note is convertible at the holder’s option into 360,315 common shares at a value of $16 per share. In the event of the Company undergoes a change in control, the holder can redeem the note for cash equivalent to 120% of the remaining note principal. The note matures on February 1, 2008.
In May of 2006, the Company permitted the holders of the August 3, 2005 note a one-time election to convert all or part of the Note to the Series “B” convertible preferred shares. On May 24, 2006, holders of $13,235,000 of the face value of the note converted their holdings to Series B Convertible Preferred Shares. The preferred shares are non-voting and pay dividends at a rate of 10% per annum payable in quarterly payments commencing on September 30, 2006. Payments shall be made on the fifteenth day of the month following the end of each such calendar quarter. The holders have the option of receiving the dividend in cash or in whole common shares valued at the trailing average fifteen day weighted average closing price immediately preceding the last day of such quarter. The preferred shares issued on conversion of notes and in the private placement are convertible at the holder’s option into 827,185 and 970,313 common shares of the Company, respectively, at a value of $16 per share. Upon a situation where the Company has undergone a change of control, the holder can redeem the shares for cash equal to 120% of the remaining principal balance of the preferred shares. The preferred shares are to be redeemed by the Company on February 1, 2008.
On June 1, 2006, the Company entered into a $34,475,000 10% Senior Subordinated Convertible Note Purchase Agreement with multiple investors through a private placement. The convertible note bears interest at a rate of 10% per annum payable in quarterly payments commencing on June 30, 2006. The note is convertible at the holders’ option into 2,154,688 common shares of the Company at a value of $16 per share. Upon a situation where the Company has undergone a change of control, the holder can redeem the note for cash equal to 120% of the remaining note principal. The note matures on February 1, 2008.
Subsequent to the 2007 year-end, the holders of the Company’s 10% Senior Subordinated Convertible Notes have agreed to restructure the Notes and provide for their redemption. Under the terms of the agreement, the company has until May 15, 2008 to complete the credit facility offered by a Canadian Chartered Bank of approximately $32 million. Net proceeds from the loan facility will be used to repay approximately $26 million of the outstanding notes plus accrued interest, an extension fee, and to reduce the working capital deficiency. Notes in the amount of approximately $14 million will be amended or replaced and an additional note in the amount of $4 million will be issued for cash which will be applied to the working capital deficiency. These notes will pay interest quarterly at a rate of 12% per annum and be convertible into common shares of JED at an exercise price of $1.25 per share. Approximately $11 million of the Notes will have a maturity date of 1 year from the date of closing and Notes totaling approximately $7 million will mature 2 years from the closing date.

The Company had capital expenditures of $26.2 million during 2007 (2006 — $77.0 million) which were financed through working capital.
At December 31, 2007 the Company had a working capital deficiency of $48.7 million (2006 — $3.0 million) including the convertible notes.
The Company has undiscounted future development costs of $19.1 million associated with the development of the Company’s proved non-producing and proved undeveloped properties, as estimated by the independent engineers. Should the Company not fulfill its future development obligations, the amount and value of the Company’s proved reserves could be reduced.
RELATED PARTY TRANSACTIONS
JED acquired 250,000 shares of JMG Exploration Inc. (“JMG”) in 2004 for cash consideration of $1,000,000. JMG became a public company by completing an initial public offering in 2005, and as at December 31, 2007, the Company’s ownership is approximately 4.65% with the Company and JMG having two common directors represented on each board. The Company had accounted for it’s investment in JMG using the equity method in 2004 when it owned 100% of the outstanding common shares. During that period JMG incurred losses that exceeded the value of JED’s net investment and therefore the Company reduced its net investment to zero. As JED has not guaranteed any obligations or is not committed to any further financial support, and since JED no longer has a controlling interest in JMG, no additional equity losses on the JMG investment have been recorded.
During the year ended December 31, 2005, the JED charged JMG for certain general and administrative services and petroleum and natural gas equipment in the amount of $711,134. These services were provided under the terms of the Technical Services Agreement on an expense reimbursement basis. In consideration for the assignment of JED’s interests in certain petroleum and natural gas properties, the Company charged JMG for drilling and other costs related to those properties in the amount $85,085 for the year ended December 31, 2005, on a cost recovery basis. In connection with these transactions the total amount receivable from JMG at December 31, 2005 was $401,142. During fiscal 2006, this amount was repaid in full.
On January 1, 2006, the Company entered into a Joint Services Agreement with JMG. Under the terms of that agreement the Company provided certain general and administrative services to JMG on a grossed-up cost basis. During the year ended December 31, 2006, JED charged JMG for certain general and administrative services and petroleum and natural gas equipment in the amount of $391,494. The Company also charged JMG $5,187,286 in capital expenditures and $116,833 in operating costs for wells operated by JED where JMG was a joint venture partner and an operator’s overhead recovery based on capital expenditures made of $119,553. JMG charged JED $5,857,320 in capital expenditures and $64,403 in operating costs for wells operated by JMG where JED was a joint venture partner.
During the year ended December 31, 2007, JED charged JMG for petroleum and natural gas equipment, operating costs, and general and administrative services totaling $510,126. The amount charged by the Company included $212,071 in capital expenditures including overhead recovery and $298,055 in operating costs for wells operated by JED where JMG was a joint venture partner. JMG did not charge JED any amounts for capital expenditures or operating costs during the year. In connection with these transactions the total amount receivable from JMG at December 31, 2007 $68,202 (December 31, 2006 — $1,426,102). On September 4, 2007, JED acquired an increased working interest in petroleum and natural gas properties in the areas of North Dakota and Wyoming from JMG for a total cost of $793,650. On September 4, 2007 also, JED purchased accounts receivable with a net book value of $620,053 from JMG for $400,000.
During the 12 months ended December 31, 2007, a corporation controlled by a director or officer of the Company paid JED $2,053 in office rent. There was no balance outstanding at December 31, 2007.
The above transactions were conducted in the normal course of operation and measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

BUSINESS RISK
Exploration, development and production of petroleum and natural gas involves many risks that even the combination of experience and diligent evaluation may not be sufficient to overcome. Utilizing highly skilled professionals, focusing in areas where the Company has existing knowledge and expertise or access to such expertise, using the most up to date technology, and controlling costs to maximize margins, mitigate these risks. The Company maintains a comprehensive insurance program that insures liability and property consistent with good industry practices. The program is designed to mitigate risks and protect against significant loss. However, the Company is not fully insured against all these risks, nor are all such risks insurable.
The reserve and recovery information contained in the Company’s independent reserve evaluation is only an estimate. The actual production and ultimate recovery of reserves from the properties may be greater or less than the estimates prepared by the independent reserve engineers. The reserve report was prepared using commodity prices in place at the end of the year. If lower prices for crude oil, natural gas liquids and natural gas are realized by the Company, the present value of the estimated future cash flows for the reserves would be reduced and the reduction could be significant.
Financial risks include exposure to fluctuation in commodity prices, currency exchange rates and interest rates. To mitigate the risks, the Company may enter into physical contracts for the sale of crude oil, natural gas liquids and natural gas at fixed prices. The Company may also institute financial hedging techniques for interest rates, currency exchange rates and commodity prices. If utilized, such transactions would be subject to certain limits on term and amount as established by the Board of Directors.
OIL AND GAS RISKS
Inherent in development of oil and gas reserves are risks, among others, of drilling dry holes, encountering production or drilling difficulties or experiencing high decline rates in producing wells. In addition, a major market risk exposure is in the pricing applicable to our oil and gas production. Realized pricing is primarily driven by the prevailing worldwide price for crude oil and spot prices applicable to our Canadian oil and natural gas production. Prices received for oil and gas production have been and remain volatile and unpredictable. If oil and gas prices decline significantly, even if only for a short period of time, it is possible that non-cash write-downs of our oil and gas properties could occur under the full-cost accounting method allowed by the U.S. Securities and Exchange Commission (SEC). Under these rules, we review the carrying value of our proved oil and gas properties each quarter on a country-by-country basis to ensure that capitalized costs of proved oil and gas properties, net of accumulated depreciation, depletion and amortization, and deferred income taxes, do not exceed the “ceiling.” This ceiling is the present value of estimated future net cash flows from proved oil and gas reserves, discounted at 10 percent, plus the lower of cost or fair value of unproved properties included in the costs being amortized, net of related tax effects. If capitalized costs exceed this limit, the excess is charged to additional depletion, depreciation and accretion expense. The calculation of estimated future net cash flows is based on the prices for crude oil and natural gas in effect on the last day of each fiscal quarter except for volumes sold under long-term contracts. Write-downs required by these rules do not impact cash flow from operating activities; however, as discussed above, sustained low prices would have a material adverse effect on future cash flows.
CONTRACTUAL OBLIGATIONS AND COMMITMENTS
We have entered into indemnification agreements with all of our directors and officers, which provides for the indemnification and advancement of expenses by us. There is no pending litigation or proceeding involving any director or officer of for which indemnification is being sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

SUMMARY OF QUARTERLY RESULTS
(in US$ thousand’s except for percentages and per share amounts)
2007 Quarter Ended

	March 31	June 30	September 30	December 31

Revenue before royalties	$3,325	$3,791	$3,011	$4,732
Net income applicable to common stockholders	$(4,017)	$14,646	$(1,226)	$1,137
Net income per share — basic	$(0.27)	$0.98	$(0.06)	$0.06
Net income per share — diluted	$(0.27)	$0.98	$(0.06)	$0.06
Capital expenditures (includes non-cash amounts)	$3,206	$931	$10,449	$11,648
Production (BOE/d)	914	871	839	1,005

2006 Quarter Ended

	March 31	June 30	September 30	December 31

Revenue before royalties	$4,637	$8,639	$7,096	$4,881
Net loss applicable to common stockholders	$(22)	$468	$(61,555)	$(16,449)
Net loss per share — basic	$0.00	$0.03	$(4.12)	$(1.07)
Net loss per share — diluted	$0.00	$0.03	$(4.12)	$(1.07)
Capital expenditures (includes non-cash amounts)	$31,126	$10,011	$32,521	$3,326
Production (BOE/d)	1,250	2,277	1,757	1,278

OUTSTANDING SHARE DATA
As of March 21, 2008, there are 23,852,292 common shares outstanding, 1,792,500 stock options outstanding, 156,250 share purchase warrants outstanding, 3,880,424 common shares reserved for issuance upon conversion of the convertible redeemable notes, and 8,217,143 common shares reserved for issuance upon conversion of the convertible redeemable preferred shares.
CRITICAL ACCOUNTING POLICIES
Policies and the Use of Estimates
The preparation of financial statements requires management to make estimates and assumptions that affect reported assets and liabilities, disclosures of contingencies and revenues and expenses. Management is also required to adopt accounting policies that require the use of significant estimates. Actual results could differ materially from those estimates. A summary of significant accounting policies adopted by the Company can be found in note 2 to the Consolidated Financial Statements. In assisting the Company’s Audit Committee to fulfill its financial statement oversight role, management regularly meets with the Committee to review the Company’s significant accounting policies, estimates and any significant changes thereto, including those discussed below.
Management believes the most critical accounting policies, including judgments in their application, which may have an impact on the Company’s financial results, relate to the accounting for property and equipment and asset retirement obligations. The rate at which the Company’s assets are depreciated or otherwise written off and the asset retirement liability provided for, with the associated accretion expense to the statement of operations, are subject to a number of judgments about future events, many of which are beyond managements control. Reserve recognition is central to much of the accounting for an oil and gas company as described below.
Reserves Recognition
Underpinning the Company’s oil and gas assets are its oil and gas reserves. Detailed rules and industry practice, to which the Company adheres, have been developed to provide uniform reserves recognition criteria. However, the process of estimating oil and gas reserves by independent engineers is inherently judgmental. There are two principal sources of uncertainty: technical and commercial. Technical reserves estimates are made using available geological and reservoir data as well as production performance data. As new data becomes available, including actual reservoir performance, reserve estimates may change. Reserves can also be classified as proved or probable with decreasing levels of certainty as to the likelihood that the reserves will ultimately produced.
Reserves recognition is also impacted by economic considerations. In order for reserves to be recognized, they must be reasonably certain of being produced under existing economic and operating conditions, which is viewed as being at year-end commodity prices with a cost profile based on current operations. As economic conditions change, primarily as a result of changes in commodity prices and, to a lesser extent, operating and capital costs, marginally profitable production, typically experienced in the later years of a field’s life cycle, may be added to reserves or conversely, may no longer qualify for reserves recognition.
The Company’s reserves and revisions to the those reserves, although not separately reported on the Company’s balance sheet or statement of operations, impact the Company’s reported net income (loss) through the depletion and depreciation of the Company’s property and equipment and the provision for future asset retirement obligations.
The Reserves Committee of the Company’s Board of Directors reviews the Company’s reserves booking process and related public disclosures. The primary responsibilities of the Reserve Committee of the Board of Directors include amongst other things, reviewing the Company’s reserves and recommending to the Board of Directors, the Company’s annual reserve report as prepared by the Company’s independent reserves engineers and other oil and gas information.
Depletion and Depreciation Expense (D&D)
The Company follows the full-cost method of accounting for petroleum and natural gas properties. Under this method, the Company capitalizes all costs relating to the exploration for and the development of oil and natural gas reserves including land acquisition costs, geological and geophysical expenditures, lease rentals on undeveloped properties, costs of drilling of productive and non-productive wells and general and administrative costs directly related to exploration and development activities. Proceeds from the disposal of properties are applied as a reduction of costs without the recognition of a gain or loss except where such disposals significantly alter the relationship between costs and reserves.
Capitalized costs are depleted and depreciated using the unit-of-production method based on the estimated proven oil and natural gas reserves before royalties as determined by independent engineers. Properties are evaluated on a quarterly basis by the Company’s internal engineers. Units of natural gas are converted into barrels of equivalents on a relative energy content basis. Costs related to unproven properties are excluded from the costs subject to depletion until it is determined whether or not proved reserves exist or if impairment has occurred.
In performing its quarterly ceiling test, the Company limits, on a country-by-country basis, the capitalized costs of proved oil and gas properties, net of accumulated depletion, depreciation and amortization (“DD&A”) and deferred income taxes, to the estimated future net cash flows from proved oil and gas reserves based on period-end prices, discounted at 10%, net of related tax effects, plus the value of unproved properties. If capitalized costs exceed this limit, the excess is charged to additional DD&A expense.
Given the volatility of oil and gas prices, it is reasonably possible that the Company’s estimate of discounted future net cash flows from proved oil and gas reserves could change in the near term. If oil and gas prices decline significantly, even if only for a short period of time, it is possible that write-downs of petroleum and natural gas properties could occur, as demonstrated by the write-downs in 2006.
Asset Retirement Obligations
The Company follows SFAS No 143. “Accounting for Asset Retirement Obligations”, which requires that an asset retirement obligation (“ARO”) associated with the retirement of a tangible long-lived asset be recognized as a liability in the period in which it is incurred and becomes determinable, with an offsetting increase in the carrying amount of the associated asset. The cost of the tangible asset, including the initially recognized ARO, is depleted such that the cost of the ARO is recognized over the useful life of the asset. The ARO is recorded at fair value, and accretion expense is recognized over time as the discounted liability is accreted to its expected settlement value. The fair value of the ARO is measured using expected future cash outflows discounted at the Company’s credit-adjusted risk-free interest rate. The Company’s asset retirement obligations primarily relate to the plugging and abandonment of petroleum and natural gas properties.
Inherent in the fair value calculation of ARO are numerous assumptions and judgments including the ultimate settlement amounts, inflation factors, credit adjusted discount rates, timing of settlement, and changes in the legal, regulatory, environmental and political environments. To the extent future revisions to these assumptions impact the fair value of the existing ARO liability, a corresponding adjustment is made to the petroleum and natural gas properties balance.
Foreign Currency Translation
As the majority of the Company’s operating activities are in Canada, the Company uses the Canadian dollar as its functional currency. The Company’s operations are translated for financial statement reporting purposes into United States dollars in accordance with Statement of Financial Accounting Standards No. 52, Foreign Currency Translation, using the current rate method. Under this method, all assets and liabilities are translated at the period end rate of exchange and all revenue and expense items are translated at the average rate of exchange for the period. Exchange differences arising on translation are classified as other comprehensive income in a separate component of stockholders’ equity.
Monetary assets and liabilities denominated in a currency other than the Company’s functional currency are translated at the exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities denominated in a currency other than the Company’s functional currency are translated at historical exchange rates. Revenues and expenses are translated at average rates for the period. Exchange gains or losses are reflected in the Consolidated Statement of Operations for the period except for convertible redeemable preferred shares for which exchange gains or losses are recorded in stockholder’s equity.
Stock-Based Compensation
The Company has a stock-based compensation plan which reserves shares of common stock for issuance to key employees, consultants and directors. The Company accounts for grants issued under this plan using the fair value recognition provisions of Statement of Financial Accounting Standards No. 123-R, Accounting for Stock-Based Compensation (“SFAS 123-R”). Under these provisions, the cost of options granted is charged to net loss with a corresponding increase in additional paid-in capital, based on an estimate of the fair value determined using the Black-Scholes option pricing model.
Convertible debt instruments
When convertible debt instruments contain embedded derivative instruments that are to be bifurcated and accounted for as liabilities, the total proceeds allocated to the convertible hybrid instrument are first allocated to the fair value of all the derivative instruments to be bifurcated determined using the Black Scholes model. The remaining proceeds, if any, are then allocated to the host instruments, usually resulting in those instruments being recorded at a discount from their face amount.
To the extent that the fair values of any bifurcated derivative instrument liabilities exceed the total proceeds received, an immediate charge to income is recognized in order to initially record the derivative instrument liabilities at their fair value. The bifurcated embedded derivatives are then revalued at each reporting date, with changes in the fair value reported as charges or credits to income.
The discount from the face value of the convertible debt, together with the stated interest on the instrument, is amortized over the life of the instrument through periodic charges to income, using the effective interest method.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
Management is responsible for certifying the design of the Company’s internal control over financial reporting (“ICFR”) as required by Sarbanes-Oxley Act of 2002, Section 404 — Management Assessment of Internal Controls. Our ICFR are intended to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with applicable US GAAP. ICFR should include those policies and procedures that establish that reasonably assure detailed and accurate records; assure that all necessary transactions have been recorded according to U.S. GAAP; that only authorized expenditures are being made; and that will prevent or detect unauthorized acquisition, disposition or us of the Company’s assets. Because of its inherent limitations, ICFR may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions.
Management, including the Chief Executive Office and Chief Financial Officer, carried out an assessment of the design of the Company’s internal controls over financial reporting and concluded that the following disclosable weaknesses existed, as at December 31, 2007:
•	Due to limited resources, adequate segregation of duties within the accounting group was not achieved. This creates a risk that inaccurate journal entries could be made and not corrected on a timely basis. The result is that the Company is highly reliant on the performance of mitigating procedures during its financial close processes and in order to ensure the financial statements present fairly in all material respects. Following the year end, the Company has made modifications to reduce the segregation of duties issues noted. In turn this will decrease the reliance on mitigating procedures, thereby increasing reliability of financial statements.

•	Some control procedures were not being completed on a timely basis and therefore errors could go unresolved for a period of time risking loss to the Company. The Company is implementing a scheduling process to ensure that these control procedures occur on a more regular and timely basis.

•	Many of the Company’s control procedures were not comprehensively documented or evidenced. The lack of documentation creates the risk that such activities are not performed consistently. Subsequent to the year end, the Company has begun to document its internal control processes and procedures.

•	The Company has substantially prepared but has not formalized and implemented a comprehensive backup and recovery strategy. Without a documented disaster recovery plan, the organization runs the risk of having an inability to recover computer services in a timely fashion.

•	Detailed budgets are not created for the Company as a whole, including capital and operational budgets. Because of this, no variance analyses are conducted, indicating to the Company whether it is on track with operational goals. As soon as possible after the year end the Company intends on implementing a complete budgeting program tied to its internal management reporting package in order to ensure that variance analysis can take place for comparison to operational goals.

•	The process for calculating capital accruals was not in place for the full year during the fiscal year end 2007. The Company has been updating and improving its capital accrual process during the year to ensure that it accurately measures the amount of expenditures made during the period.
The Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining the disclosure controls and procedures of JED Oil Inc., and have so certified, as required by Sarbanes-Oxley Act of 2002. These officers have evaluated the effectiveness of company’s disclosure controls and procedures and have concluded that the disclosure controls and procedures at the company provide management a reasonable level of assurance that information required to be disclosed by the company on a continuous basis and in annual and interim filings or other reports is recorded, processed, summarized, and reported or disclosed on a timely basis as required.
It should be noted that while our Chief Executive Officer and Chief Financial Officer believe that the company’s disclosure controls and internal control procedures provide a reasonable level of assurance that they are effective, they do not expect disclosure controls and internal control procedures over financial reporting will prevent all errors and fraud. A control system no matter how well conceived or operated can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

IMPACT OF NEW ACCOUNTING POLICIES
Fair Value Measurements
In September 2006, the FASB issued SFAS No. 157 and FSP FAS 157-2, “Fair Value Measurements” which is effective for fiscal years beginning after November 15, 2007 and for interim periods within those years except as delayed by FSP FAS 157-2 which defers the effective date on certain non-financial assets and liabilities to fiscal years beginning after November 15, 2008. This statement defines fair value, establishes a framework for measuring fair value and expands the related disclosure requirements. Management does not expect this pronouncement to have a significant impact on the Company’s consolidated financial position, results of operations or cash flows.
The Fair Value Option for Financial Assets and Financial Liabilities
In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities —Including an Amendment of FASB Statement No. 115”, which is effective for fiscal years beginning after November 15, 2007. This statement permits an entity to choose to measure many financial instruments and certain other items at fair value at specified election dates. Subsequent unrealized gains and losses on items for which the fair value option has been elected will be reported in earnings. We are currently evaluating the potential impact on the Company’s consolidated financial position, results of operations or cash flows.
Offsetting Fair Value Amounts
In April 2007, the FASB issued FASB Staff Position FIN 39-1, “Amendment of FASB Interpretation No. 39” (“FSP FIN 39-1”), which amended FIN 39, to indicate that the following fair value amounts could be offset against each other if certain conditions of FIN 39 are otherwise met: (a) those recognized for derivative instruments executed with the same counterparty under a master netting arrangement and (b) those recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) arising from the same master netting arrangement as the derivative instruments. In addition, a reporting entity is not precluded from offsetting the derivative instruments if it determines that the amount recognized upon payment or receipt of cash collateral is not a fair value amount. FSP FIN 39-1 is effective at the beginning of the first fiscal year after November 15, 2007. Management is currently evaluating the potential impact on our consolidated financial position, results of operations or cash flows.
Non-controlling Interests in Consolidated Financial Statements
In December 2007, the FASB issued SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements — an amendment of ARB No. 51” (“SFAS 160”). SFAS 160 requires companies with non-controlling interests to disclose such interests clearly as a portion of equity but separate from the parent’s equity. The non-controlling interest’s portion of net income must also be clearly presented on the Income Statement. SFAS 160 is effective for financial statements issued for fiscal years beginning after December 15, 2008 and the Company does not expect this pronouncement to have a significant impact on our consolidated financial position, results of operations or cash flows.
Business Combinations
In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations (“SFAS 141R”). SFAS 141R broadens the guidance of SFAS 141, extending its applicability to all transactions and other events in which one entity obtains control over one or more other businesses. It broadens the fair value measurement and recognition of assets acquired, liabilities assumed, and interests transferred as a result of business combinations. SFAS 141R expands on required disclosures to improve the statement users’ abilities to evaluate the nature and financial effects of business combinations. SFAS 141R is effective for fiscal year beginning on or after December 15, 2008. Management is currently evaluating the potential impact of this statement on future business combinations.